Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4 No. 333-XXXXX) and related Prospectus of SBA Communications Corporation and Subsidiaries for the registration of $750,000,000 4.875% Senior Notes due 2022 and to the incorporation by reference therein of our reports dated March 2, 2015, with respect to the consolidated financial statements of SBA Communications Corporation and Subsidiaries, and the effectiveness of internal control over financial reporting of SBA Communications Corporation and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Certified Public Accountants

Boca Raton, Florida

April 22, 2015